EXHIBIT 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Brigus Gold Corp. (the “Company”) on Form 40-F for the period ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 27, 2013

/s/ Wade K. Dawe
Wade K. Dawe Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Brigus Gold Corp. and will be retained by Brigus Gold Corp. and furnished to the Securities and Exchange Commission or its staff upon request.